Exhibit 1.1

PURCHASE AND SALE AGREEMENT

ARTICLE 1
PROPERTY/PURCHASE PRICE

1.1           Certain Basic Terms.

(a)	Purchaser and Notice Address:

Alan M. Werner MD
P.O. Box 3573
Clarksville, TN 37043-3573

(b)	Seller and Notice Address:

First Federal Savings Bank
ATTN:  John Halliburton
P.O. Box 688
Clarksville, TN  37041-0688

(c)           Effective Date:  The date the Agreement signed by Seller is received by Purchaser as shown on the Signature Page.

(d)           Purchase Price:  $700,000.00

(e)           Earnest Money:  $1,000.00 to be paid to Seller upon the execution of this Agreement.

(f)           Closing Date:  As agreed to between Seller and Purchaser, but no later than 60 days after the effective date.

1.2           Terms of Payment.  At Closing, Purchaser shall pay to Seller the full amount of the purchase price in full at closing.

ARTICLE 2
PROPERTY

2.1           Subject to the terms of this Purchase and Sale Agreement (the “Agreement”), Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the following property (the “Property”):

The real property known as 200 North Second Street, Clarksville, Montgomery County, Tennessee, more particularly described in Official Record Book Volume 194, Page 369, in the Register’s Office for Montgomery County, Tennessee, a copy of which is attached hereto as Exhibit A; provided however, the attached legal description shall be superceded by the survey obtained by Seller.

2.2           Earnest Money.  The Earnest Money, in immediately available federal funds, evidencing Purchaser’s good faith to perform Purchaser’s obligations under this Agreement, shall be deposited by Purchaser with Seller upon execution of this Agreement.  Such Earnest Money shall be applied to the purchase price at closing.

ARTICLE 3
INSPECTIONS

3.1           Inspections in General.  Prior to closing, Purchaser, its agents, and employees shall have the right to enter upon the Property for the purpose of making non-invasive inspections at Purchaser’s sole risk, cost and expense.  All of such entries upon the Property shall be at reasonable times during normal business hours and after at least 24 hours prior notice to Seller, and Seller shall have the right to accompany Purchaser on any activities performed by Purchaser on the Property.  If any inspection or test disturbs the Property, Purchaser will restore the Property to the same condition as existed before the inspection or test.

3.2           Environmental Inspections and Release.  The inspections under Paragraph 3.1 may include a non-invasive Phase I environmental inspection of the Property.

ARTICLE 4
TITLE AND SURVEY REVIEW

4.1           Title Exam.  Purchaser may, at Purchaser’s expense, cause to be made a preliminary report or title commitment covering the Property.

4.2           Survey.  Seller will obtain a new boundary survey at Seller’s expense.

4.3.           Title Policy.  Purchaser may purchase a title policy at his expense.

ARTICLE 5
OPERATIONS AND RISK OF LOSS

5.1           Damage or Condemnation.  If at any time prior to the Closing Date, all or any part of the Property is taken or appropriated by virtue of eminent domain or similar proceedings or is condemned for any public or quasi-public use or is destroyed by casualty, then Purchaser may terminate this Agreement.  If Purchaser terminates this Agreement, the Earnest Money shall be refunded to Purchaser and Seller shall be entitled to receive all insurance proceeds or condemnation proceeds paid for that portion of the Property taken or destroyed.  If Purchaser elects to maintain this Agreement in full force and effect, then Purchaser shall be entitled to receive all insurance proceeds or condemnation proceeds paid for that portion of the Property taken or destroyed.

ARTICLE 6
CLOSING

6.1           Closing.  The consummation of the transaction contemplated herein (“Closing”) shall occur on the Closing Date at such location as Purchaser and Seller may agree.

6.2           Conditions to the Parties’ Obligations to Close.  The obligation of Seller, on the one hand, and Purchaser, on the other hand, to consummate the transaction contemplated hereunder is contingent upon the following:

(a)           The other party’s representations and warranties contained herein shall be true and correct in all material respects as of the date of this Agreement and the Closing Date;

(b)           As of the Closing Date, the other party shall have performed its obligations hereunder and all deliveries to be made at Closing have been tendered;

(c)           There shall exist no actions, suits, arbitrations, claims, attachments, proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings, pending or threatened against the other party that would materially and adversely affect the other party’s ability to perform its obligations under this Agreement;

(d)           There shall exist no pending or threatened action, suit or proceeding with respect to the other party before or by any court or administrative agency which seeks to restrain or prohibit, or to obtain damages or a discovery order with respect to, this Agreement or the consummation of the transaction contemplated hereby;

(e)           During the inspection period, Purchaser may make any environmental inspections.  If Purchaser elects to close on the property, Purchaser shall be purchasing same as is, and shall assume any and all liability for any environmental issues that may exist at closing or at any time after with regard to the subject realty.

So long as a party is not in default hereunder, if any condition to such party’s obligation to proceed with the Closing hereunder has not been satisfied as of the Closing Date, such party may, in its sole discretion, terminate this Agreement by delivering written notice to the other party on or before the Closing Date, or elect to close, notwithstanding the non-satisfaction of such condition, in which event such party shall be deemed to have waived any such condition. If such party elects to close, notwithstanding the nonsatisfaction of such condition, there shall be no liability on the part of the other party for breaches of representations and warranties of which the party electing to close had knowledge as of the Closing.

The closing of this transaction is subject to Purchaser’s ability to obtain financing for the purchase price.  If Purchaser has not been able to secure financing prior to the closing date, the contract shall terminate.

6.3           Seller’s Deliveries.  At the Closing Date, Seller shall deliver the following:

(a)           Deed.  A general warranty deed (warranting title for acts by, through or under Seller) (the “Deed”) in the form provided for under the law of the state where the Property is located, or otherwise in conformity with the custom in such jurisdiction and satisfactory to Seller, executed and acknowledged by Seller, conveying, to Purchaser Seller’s title to the Property, subject only to the Permitted Exceptions;

(b)           Survey.  A survey of the Property in conformity with the custom in such jurisdiction.

(c)           State Law Disclosures.  Such disclosures and reports as are required by applicable state and local law in connection with the conveyance of real property;

(d)           FIRPTA.  A Foreign Investment in Real Property Tax Act affidavit executed by Seller; and

(e)           Additional Documents.  Any additional documents that Escrow Agent or the Title Company may reasonably require for the proper consummation of the transaction contemplated by this Agreement.

6.4           Purchaser’s Deliveries.  At the Closing Date, Purchaser shall deliver the Purchase Price, less the Earnest Money that is applied to the Purchase Price, plus or minus applicable prorations as set forth in Article 7 below.

6.5           Possession.  Seller shall deliver possession of the Property to Purchaser at the Closing.

6.6           Closing Costs.  At closing, Seller shall pay for the cost of the Deed and Survey; Purchaser shall pay all other closing costs.

ARTICLE 7
PRORATIONS

7.1           Taxes and Assessments.  Real estate taxes and assessments imposed by governmental authority that are not yet due and payable shall be prorated as of the Closing based upon the most recent ascertainable assessed values and tax rates.  Seller shall receive a credit for any taxes and assessments paid by Seller and applicable to any period after the Closing.

ARTICLE 8
DEFAULT AND DAMAGES

8.1           Default by Purchaser.  If Purchaser shall default in its obligation to purchase the Property pursuant to this Agreement, Purchaser agrees that Seller shall have the right to keep the Earnest Money as liquidated damages to recompense Seller for time spent, labor and services performed, and the loss of its bargain.  Purchaser and Seller agree that it would be impracticable or extremely difficult to affix damages if Purchaser so defaults and that the stated amount represents a reasonable estimate of Seller’s damages.

8.2           Default by Seller.  If Seller defaults in its obligation to sell and convey the Property to Purchaser pursuant to this Agreement, Purchaser’s sole remedy shall be to elect one of the following:  (a) to terminate this Agreement, in which event Purchaser shall be entitled to the return of the Earnest Money, or (b) to bring a suit for specific performance provided that any suit for specific performance must be brought within 120 days of Seller’s default, to the extent permitted by law, Purchaser waiving the right to bring suit at any later date.  This Agreement confers no present right, title or interest in the Property to Purchaser and Purchaser agrees not to file a lis pendens or other similar notice against the Property except in connection with, and after, the proper filing of a suit for specific performance.  Notwithstanding the foregoing, if specific performance is unavailable to Purchaser because has conveyed the Property to a third party, then Purchaser may sue Seller for reimbursement of its actual out-of-pocket expenses up to a maximum amount equal to the Earnest Money.

ARTICLE 9
MISCELLANEOUS

9.1           Parties Bound.  Neither party may assign this Agreement without the prior written consent of the other, and any such prohibited assignment shall be void.  Notwithstanding the foregoing, Purchaser may assign its interest in this Agreement at Closing to an affiliate entity (of which Purchaser is controlled by or controls) but Purchaser shall remain liable for all obligations hereunder.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective legal representatives, successors, assigns, heirs, and devisees of the parties.

9.2           Headings.  The article and paragraph headings of this Agreement are for convenience only and in no way limit or enlarge the scope or meaning of the language hereof.

9.3           Invalidity and Waiver.  If any portion of this Agreement is held invalid or inoperative, then so far as is reasonable and possible the remainder of this Agreement shall be deemed valid and operative, and effect shall be given to the intent manifested by the portion held invalid or inoperative. The failure by either party to enforce against the other any term or provision of this Agreement shall not be deemed to be a waiver of such party’s right to enforce against the other party the same or any other such term or provision in the future.

9.4           Governing Law.  This Agreement shall, in all respects, be governed, construed, applied, and enforced in accordance with the laws of the state of Tennessee.

9.5           Survival.  Unless otherwise expressly stated in this Agreement, each of the covenants, obligations, representations, and agreements contained in this Agreement shall survive the Closing and the execution and delivery of the Deed required hereunder only for a period of 12 months immediately following the Closing Date.  Any claim based upon a misrepresentation or a breach of a warranty contained in Article 8 of this Agreement shall be actionable or enforceable if, and only if, notice of such claim is given to the party which allegedly made such misrepresentation or breached such covenant, obligation, warranty or agreement within 12 months after the Closing Date.

9.6           No Third Party Beneficiary.  This Agreement is not intended to give or confer any benefits, rights, privileges, claims, actions, or remedies to any person or entity as a third party beneficiary, decree, or otherwise.

9.7           Entirety and Amendments.  This Agreement embodies the entire agreement between the parties and supersedes all prior agreements and understandings relating to the Property except for any confidentiality agreement binding on Purchaser, which shall not be superseded by this Agreement. This Agreement may be amended or supplemented only by an instrument in writing executed by the party against whom enforcement is sought.

9.8           Time.  Time is of the essence in the performance of this Agreement.

9.9           Attorneys’ Fees.  Should either party employ attorneys to enforce any of the provisions hereof, the party against whom any final judgment is entered agrees to pay the prevailing party all reasonable costs, charges, and expenses, including attorneys’ fees, expended or incurred in connection therewith.

9.10           Notices.  All notices required or permitted hereunder shall be in writing and shall be served on the parties at the addresses set forth in Paragraph 1.1.  Any such notices shall be either (a) sent by overnight delivery using a nationally recognized overnight courier, in which case notice shall be deemed delivered one business day after deposit with such courier, (b) sent by facsimile, with written confirmation by overnight or first class mail, in which case notice shall be deemed delivered upon receipt of confirmation of transmission of such facsimile notice, or (c) sent by personal delivery, in which case notice shall be deemed delivered upon receipt.  Any notice sent by facsimile or personal delivery and delivered after 5:00 p.m. Central Standard time shall be deemed received on the next business day.  A party’s address may be changed by written notice to the other party; provided, however, that no notice of a change of address shall be effective until actual receipt of such notice. Copies of notices are for informational purposes only, and a failure to give or receive copies of any notice shall not be deemed a failure to give notice.

9.11           Construction.  The parties acknowledge that the parties and their counsel have reviewed and revised this Agreement and that the normal rule of construction, to the effect that any ambiguities are to be resolved against the drafting party, shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto.

9.12           Calculation of Time Periods.  Unless otherwise specified, in computing any period of time described herein, the day of the act or event after which the designated period of time begins to run is not to be included and the last day of the period so computed is to be included at, unless such last day is a Saturday, Sunday or legal holiday for national banks in the location where the Property is located, in which event the period shall run until the end of the next day which is neither a Saturday, Sunday, or legal holiday.  The last day of any period of time described herein shall be deemed to end at 5:00 p.m. Clarksville, Tennessee time.

9.13           Execution in Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts shall constitute one Agreement.  To facilitate execution of this Agreement, the parties may execute and exchange by telephone facsimile counterparts of the signature pages.

9.14           WAIVER OF JURY TRIAL.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year written below.

FIRST FEDERAL SAVINGS BANK

Date:   November 21, 2007                                                                                   By: /s/Jon R. Clouser

                                 Title: Executive Vice President

“SELLER”

Date:  November 21, 2007                                                                                     By: /s/Alan M. Werner MD
                                        Alan M. Werner MD

“PURCHASER”